Exhibit 99.1
Jumia reports Third Quarter 2023 results

Meaningful progress in our strategy towards cash efficiency and profitable growth

Lagos, November 15, 2023 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the third quarter ended September 30, 2023.
Results highlights for the third quarter 2023

•Revenue of $45 million, down 11% year-over-year, and up 19% in constant currency.
•GMV of $181 million, down 25% year-over-year, and down 3% in constant currency. GMV of physical goods increased in five countries year-over-year in reported and constant currency.
•Operating loss of $19 million compared to $43 million in the third quarter of 2022, down 57% year-over-year, and down 59% in constant currency.
•Adjusted EBITDA loss of $15 million compared to $46 million in the third quarter of 2022, down 67% year-over-year, and down 70% in constant currency.
•Liquidity position of $147 million marking a decrease of $19 million in the third quarter of 2023 compared to a decrease of $66.0 million in the third quarter of 2022.
•Net cash flows used in operating activities $24 million compared to $54 million in the third quarter of 2022, down 55% year-over-year.

	For the three months ended
	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	September 30, 2022	September 30, 2023		September 30, 2023
Revenue	50.5	44.9	(11.1)%	60.0	18.8%
Gross Profit(*)	32.4	25.1	(22.6)%	32.9	1.7%
Fulfillment expense(*)	(23.2)	(12.0)	(48.1)%	(15.1)	(35.0)%
Sales and Advertising expense	(16.4)	(4.3)	(73.6)%	(5.4)	(67.3)%
Technology and Content expense	(13.6)	(10.1)	(25.8)%	(10.1)	(25.8)%
G&A expense, excluding SBC(*)	(28.1)	(15.9)	(43.2)%	(18.9)	(32.7)%
Adjusted EBITDA	(45.5)	(14.9)	(67.2)%	(13.5)	(70.3)%
Operating Loss	(43.2)	(18.5)	(57.0)%	(17.7)	(59.0)%

Quarterly Active Consumers (million)	3.1	2.3	(24.3)%	n.a.	n.a.
Orders (million)	9.4	7.2	(23.2)%	n.a.	n.a.
Gross Merchandise Value (“GMV”)	240.7	181.0	(24.8)%	234.2	(2.7)%
Total Payment Value (“TPV”)	66.6	48.1	(27.7)%	68.6	3.0%
TPV as % of GMV	27.7%	26.6%		29.3%
_________________________
(*) Restated 2022 figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘ and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. In the appendix, we have provided restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.

Dear Shareholders,

I am pleased to share positive results of the growth and cash efficiency strategy that we announced one year ago.

We have built a leaner and more focused organization centered around clear priorities for our core physical goods business. Costs have been streamlined while maintaining strong execution on priority projects; operations have become more efficient while growing our footprint outside of the main cities; and sales and advertising expenses have decreased while building stronger fundamentals for profitable growth.

We have thus significantly reduced our losses and cash utilization, securing a liquidity position that we believe enables us to work on fundamental, long-term improvements to grow our core business.

To position us for profitable growth, we have continued to shift our focus away from costly marketing channels, and towards enhancing our supply in key physical goods products categories with proven economics. Beyond savings from reduced Sales and Advertising expense, we believe this is the best approach to grow in African markets where we see high demand, but which are often underserved due to supply and distribution challenges.

Driven by improved supply in our core categories, which are Phones, Electronics, Home & Living, Fashion and Beauty, as well as expanding our geographical reach, we have experienced positive year-over-year growth in GMV of physical goods in five of our eleven operating countries. These five countries are most advanced in terms of execution of our growth and cash efficiency strategy and we believe that the positive results in these countries prove that we have the right plan. We continue to implement our strategy across all operating countries, focusing on speed and quality of execution.

We believe that improved fundamentals will gradually enable us to benefit from a stronger platform to drive incremental and profitable revenue streams such as advertising and payment services.

There is still more to be done but I am confident that the strategy is the right one for Jumia and we have the right team in place to execute.

Francis Dufay
Chief Executive Officer and
Member of the Management Board

SELECTED OPERATIONAL KPIs
1.Marketplace KPIs

	For the three months ended					For the nine months ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change
	September 30, 2022	September 30, 2023		September 30, 2023		September 30, 2022	September 30, 2023
Quarterly Active Consumers (million)	3.1	2.3	(24.3)%	n.a.	n.a.	n.a.	n.a.	n.a.
Orders (million)	9.4	7.2	(23.2)%	n.a.	n.a.	29.0	20.7	(28.7)%
GMV (USD million)	240.7	181.0	(24.8)%	234.2	(2.7)%	764.4	581.4	(23.9)%

•Quarterly Active Consumers and Orders decreased by 24% and 23% year-over-year, respectively, largely driven by deliberate decisions to focus on core categories and reduce consumer incentives.
•Quarterly Active Consumers and Orders decreased by 3% and increased by 11% quarter-over-quarter, respectively, reflecting an approximately flat level of orders for physical goods as well as an increase in orders for digital services on the JumiaPay app. We view this as a significant step forward, as we have consciously scaled back some of our marketing initiatives. Our strategic focus is now on cultivating a customer base with greater long-term value.
•GMV in the third quarter of 2023 declined by 25% year-over-year, and 3% year-over-year on a constant currency basis.
•Foreign exchange was a significant headwind to GMV performance with 8 out of 10 local currencies in our countries of operation depreciating against the US Dollar for the nine months ended
September 30, 2023, compared to the same period in 2022. Notably, the Naira experienced a 78% depreciation against the US Dollar, falling from a rate of USD/NGN 432 as of September 30, 2022 to a rate of USD/NGN 771 as of September 30, 2023, accounting for 61% of the reported GMV decline year-over-year.
•Inflation impacts persisted affecting both consumers’ spending power and sellers’ ability to source goods from abroad. The average inflation level across our footprint reached 13.5% in September 2023 with highs of 38.1%, 38.0% and 26.7% in Ghana, Egypt and Nigeria, respectively.

2.JumiaPay KPIs

	For the three months ended					For the nine months ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change
	September 30, 2022	September 30, 2023		September 30, 2023		September 30, 2022	September 30, 2023
TPV (USD million)	66.6	48.1	(27.7)%	68.6	3.0%	211.4	153.7	(27.3)%
JumiaPay Transactions (million)	3.0	3.2	7.5%	n.a.	n.a.	9.6	7.3	(23.6)%

•TPV was $48.1 million in the third quarter of 2023, down 28% year-over-year and up 3% on a constant currency basis. In the third quarter of 2023, TPV as a percentage of GMV remained stable at approximately 27% compared to the same period in 2022.
•JumiaPay Transactions reached 3.2 million in the third quarter of 2023, up 8% year-over-year. 44.7% of Orders placed on the Jumia platform in the third quarter of 2023 were completed using JumiaPay, compared to 31.9% in the third quarter of 2022. This increase was mostly attributable to an increase in the percentage of orders on our physical goods and food delivery platforms completed using JumiaPay.

SELECTED FINANCIAL INFORMATION

	For the three months ended					For the nine months ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change
(USD million)	September 30, 2022	September 30, 2023		September 30, 2023		September 30, 2022	September 30, 2023
Revenue	50.5	44.9	(11.1)%	60.0	18.8%	155.4	139.7	(10.1)%
Marketplace revenue	32.2	22.4	(30.5)%	28.7	(10.9)%	89.3	75.9	(15.0)%
Commissions	12.6	10.2	(18.9)%	13.0	3.5%	31.8	33.6	5.8%
Fulfillment	7.9	5.3	(33.3)%	6.7	(15.5)%	23.5	17.5	(25.7)%
Marketing & Advertising	3.3	2.5	(26.3)%	3.2	(5.3)%	10.6	8.9	(16.0)%
Value Added Services	8.4	4.4	(46.9)%	5.8	(30.5)%	23.4	15.8	(32.3)%
First Party revenue	16.5	21.9	32.8%	30.5	85.2%	61.1	62.1	1.6%
Other revenue	1.8	0.6	(65.4)%	0.8	(57.8)%	5.0	1.7	(65.7)%

Gross Profit(*)	32.4	25.1	(22.6)%	32.9	1.7%	89.6	79.7	(11.0)%

Fulfillment expense(*)	(23.2)	(12.0)	(48.1)%	(15.1)	(35.0)%	(74.9)	(41.7)	(44.3)%
Sales and Advertising expense	(16.4)	(4.3)	(73.6)%	(5.4)	(67.3)%	(57.4)	(15.9)	(72.2)%
Technology and Content expense	(13.6)	(10.1)	(25.8)%	(10.1)	(25.8)%	(40.8)	(33.0)	(19.3)%
General and Administrative expense ("G&A")(*)	(22.6)	(17.3)	(23.4)%	(20.2)	(10.4)%	(94.9)	(62.4)	(34.3)%
of which Share Based Compensation ("SBC")	5.5	(1.3)	124.4%	(1.3)	(124.3)%	(10.6)	(3.6)	(66.1)%
G&A expense, excluding SBC(*)	(28.1)	(15.9)	(43.2)%	(18.9)	(32.7)%	(84.3)	(58.8)	(30.3)%

Adjusted EBITDA	(45.5)	(14.9)	(67.2)%	(13.5)	(70.3)%	(158.0)	(61.3)	(61.2)%

Operating loss	(43.2)	(18.5)	(57.0)%	(17.7)	(59.0)%	(177.3)	(72.7)	(59.0)%
_________________________
(*) Restated 2022 figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘ and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. In the appendix, we have provided restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.
Revenue
•Revenue reached $44.9 million in the third quarter of 2023, down 11% year-over-year and up 19% on a constant currency basis. Foreign exchange effects were a significant headwind to Revenue performance.
◦First Party revenue was $21.9 million, up 33% year-over-year and 85% on a constant currency basis. We experienced significant growth in First Party revenue from business opportunities in Egypt. This is consistent with our focus on improving supply from retail whenever relevant.

◦Marketplace revenue reached $22.4 million in the third quarter of 2023, down 30% on a year-over-year basis and down 11% on a constant currency basis.
Gross Profit
Gross profit reached $25.1 million in the third quarter of 2023, down 23% year-over-year and up 2% on a constant currency basis. Gross Profit margin as a percentage of GMV reached 13.9% compared to 13.5% in the third quarter of 2022, supported by improved retail margins and reduced spending on consumer incentives and promotions.
Fulfillment expense
Fulfillment expense amounted to $12.0 million in the third quarter of 2023, down 48% year-over-year and 35% on a constant currency basis. Fulfillment expense per Order, excluding JumiaPay app Orders (which do not incur logistics costs), decreased by 26% year-over-year from $2.9 in the third quarter of 2022 to $2.1 in the third quarter of 2023, reflecting a decrease of 8% on a constant currency basis.
This improvement in efficiency illustrates our ability to capture savings across our logistics chain, while strategically expanding our logistics footprint outside of the main cities.
Sales and Advertising expense
Sales and Advertising expense amounted to $4.3 million in the third quarter of 2023, down 74% year-over-year and 67% on a constant currency basis, as we continue bringing discipline to our marketing investments.
This reduction in Sales and Advertising expense reflects our strategy to build a stronger customer value proposition that emphasizes better supply of physical goods and geographical reach over costly marketing campaigns and promotions. We believe that this is the most relevant and viable approach to our African markets. We have already experienced positive developments across five countries, where GMV of physical goods is growing year-over-year, in spite of significantly reduced marketing expenditures.
Technology and Content expense
Technology and Content expense reached $10.1 million in the third quarter of 2023, down 26% year-over-year, as reported and on a constant currency basis, reflecting further rationalization of our infrastructure and software expenses and staff structure.
General and Administrative expense
General and Administrative expense, excluding share-based compensation, reached $15.9 million in the third quarter of 2023, down 43% year-over-year and 33% on a constant currency basis. General and Administrative expense included a $6.0 million beneficial impact from a provision release. Excluding the impact of this provision release and share-based compensation, General and Administrative expense was $21.9 million in the third quarter of 2023, down 22% year-over-year and 11% on a constant currency basis.
The staff costs component of General and Administrative expense, excluding share-based compensation expense, decreased by 32% year-over-year, as a result of the organizational changes that have been implemented. Year-to-date, the headcount in General and Administrative functions was reduced by 317, which corresponds to a 19% headcount reduction. As part of the organizational changes, we have meaningfully reduced the size of our team in Dubai and relocated some team members to our African offices, closer to our consumers, sellers and operations.

Operating loss
Operating loss was $18.5 million in the third quarter of 2023 compared to $43.2 million in the third quarter of 2022, decreasing by 57% year-over-year and 59% on a constant currency basis, as a result of the significant cost reductions over the period.
Adjusted EBITDA loss was $14.9 million in the third quarter of 2023 compared to $45.5 million in the third quarter of 2022, decreasing by 67% year-over-year and 70% on a constant currency basis.
Cash Position
•As of September 30, 2023, our liquidity position reached $147.4 million comprised of $54.3 million in cash and cash equivalents and $93.1 million in term deposits and other financial assets. Our liquidity position as of June 30, 2023 amounted to $166.3 million, which marks a decrease of $19.0 million in the third quarter of 2023 compared to a decrease of $66.0 million in the third quarter of 2022, and a decrease of $39.1 million in the second quarter of 2023. Our liquidity position as of December 31, 2022 was $227.4 million, which marks a decrease of $80.1 million, in the nine months ended September 30, 2023 compared to a decrease of $228.1 million, in the nine months ended September 30, 2022. The reduction in the pace of the decrease of our liquidity illustrates our efforts to preserve our available cash resources.
•Net cash flows used in operating activities reached $24.0 million, down by 55% in the third quarter of 2023 compared to the same period in 2022. For the third consecutive quarter, our working capital remained positive, with a cash effect of $0.4 million in the third quarter of 2023. This positive trend reflects our efforts to increase efficient management of receivables, inventory, and payables, which are designed to improve our overall cash position.

GUIDANCE

We remain committed to reducing our losses and accelerating our progress towards cash efficiency and profitable growth.

Considering the strong progress made on loss reduction in the nine months ended September 30, 2023, we expect Adjusted EBITDA loss for 2023 of $80 million to $90 million compared to the previously communicated range of $90 million to $100 million. This implies a 57% to 61% year-over-year reduction in Adjusted EBITDA loss.

The above forward-looking statements reflect our expectations as of November 15, 2023, are subject to change and involve inherent risks, which are partially or fully beyond our control. These risks include but are not limited to political and economic conditions across countries where we operate, the broader economic impact of the ongoing Russia-Ukraine conflict and global supply chain issues.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call today, November 15th, 2023 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:
US Toll Free: 877-545-0523
International: 973-528-0016
UK Toll Free: 0800 520 0845
Entry Code: 516160
A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/
An archived webcast will be available following the call.

(UNAUDITED)
Consolidated statement of comprehensive income as of September 30, 2022 and 2023

	For the three months ended		For the nine months ended
In thousands of USD	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Revenue	50,487	44,893	155,404	139,678
Cost of revenue(*)	(18,098)	(19,810)	(65,827)	(59,997)
Gross profit(*)	32,389	25,083	89,577	79,681
Fulfillment expense(*)	(23,180)	(12,020)	(74,944)	(41,713)
Sales and advertising expense	(16,439)	(4,343)	(57,437)	(15,943)
Technology and content expense	(13,597)	(10,085)	(40,824)	(32,950)
General and administrative expense(*)	(22,565)	(17,282)	(94,872)	(62,360)
Other operating income	274	128	1,292	707
Other operating expense	(36)	(22)	(62)	(87)
Operating loss	(43,154)	(18,541)	(177,270)	(72,665)
Finance income	3,684	1,770	10,324	7,782
Finance costs	(4,292)	(4,802)	(14,846)	(20,420)
Loss before Income tax	(43,762)	(21,573)	(181,792)	(85,303)
Income tax expense	(791)	(1,302)	(1,194)	(1,233)
Loss for the period	(44,553)	(22,875)	(182,986)	(86,536)
Attributable to:
Equity holders of the Company	(44,562)	(22,871)	(182,993)	(86,509)
Non-controlling interests	9	(4)	7	(27)
Loss for the period	(44,553)	(22,875)	(182,986)	(86,536)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain / (loss) on translation of foreign operations	51,393	20,659	134,420	200,541
Other comprehensive income / (loss) on net investment in foreign operations	(53,156)	(19,988)	(137,048)	(207,377)
Other comprehensive income / (loss) on financial assets at fair value through OCI	(1,788)	1,909	(10,485)	2,528
Other comprehensive income / (loss)	(3,551)	2,580	(13,113)	(4,308)
Total comprehensive loss for the period	(48,104)	(20,295)	(196,099)	(90,844)
Attributable to:
Equity holders of the Company	(48,124)	(20,300)	(196,125)	(90,815)
Non-controlling interests	20	5	26	(29)
Total comprehensive loss for the period	(48,104)	(20,295)	(196,099)	(90,844)
_________________________
(*) Restated 2022 figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘ and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. In the appendix, we have provided restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2022 and September 30, 2023

	As of
In thousands of USD	December 31, 2022	September 30, 2023
Assets
Non-current assets
Property and equipment	28,498	16,040
Deferred tax assets	710	716
Other taxes receivables	5,967	5,339
Other non-current assets	3,589	1,605
Total Non-current assets	38,764	23,699
Current assets
Inventories	11,437	6,327
Trade and other receivables	23,101	19,314
Income tax receivables	1,792	2,166
Other taxes receivable	6,368	4,269
Prepaid expenses	21,334	12,579
Term deposits and other financial assets	155,846	93,078
Cash and cash equivalents	71,579	54,285
Total Current assets	291,457	192,018
Total Assets	330,221	215,717
Equity and Liabilities
Equity
Share capital	235,659	236,800
Share premium	1,736,469	1,736,469
Other reserves	163,174	161,235
Accumulated losses	(1,960,584)	(2,047,123)
Equity attributable to the equity holders of the Company	174,718	87,381
Non-controlling interests	(469)	(498)
Total Equity	174,249	86,883
Liabilities
Non-current liabilities
Non-current borrowings	8,709	3,275
Trade and other payables	209	159
Deferred tax liabilities	899	1,456
Other taxes payable	1,749	446
Provisions for liabilities and other charges	889	568
Deferred income	345	—
Total Non-current liabilities	12,800	5,904
Current liabilities
Current borrowings	5,138	3,462
Trade and other payables	64,230	54,850
Income tax payables	12,986	13,241
Other taxes payable	20,947	22,079
Provisions for liabilities and other charges	35,899	26,137
Deferred income	3,972	3,161
Total Current liabilities	143,172	122,930
Total Liabilities	155,972	128,834
Total Equity and Liabilities	330,221	215,717

(UNAUDITED)
Consolidated statement of cash flows as of September 30, 2022 and 2023

	For the three months ended		For the nine months ended
In thousands of USD	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Loss before Income tax	(43,762)	(21,573)	(181,793)	(85,303)
Depreciation and amortization of tangible and intangible assets	3,156	2,169	8,655	7,680
Impairment losses on loans, receivables and other assets	1,649	1,025	3,461	1,031
Impairment losses/(reversals) on obsolete inventories	434	(77)	2,110	271
Share-based payment (income) / expense	(5,497)	1,341	10,586	3,593
Net (gain)/loss from disposal of tangible and intangible assets	5	(16)	5	(31)
Change in provision for other liabilities and charges	(257)	(5,693)	(4,007)	(9,305)
Lease modification (income)/expense	5	18	13	27
Interest (income)/expense	(347)	(953)	(1,917)	(2,710)
Net foreign exchange (gain)/loss	1,670	(2,769)	1,904	8,046
Discounting effect (income) / expense	—	(135)	—	(79)
Net (gain)/loss on financial instruments at fair value through profit or loss	1,390	684	8,174	447
Impairment losses/(reversals) on financial assets at fair value through OCI	(5)	7	(35)	—
Net (gain)/loss recognized on disposal of debt instruments held at FVOCI	973	1,560	2,290	2,932
Share-based payment expense - settlement	(53)	(13)	(427)	(261)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	8,864	5,557	(17,069)	9,051
(Increase)/Decrease in inventories	4,817	4,484	(4,915)	3,341
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	(25,394)	(9,088)	(12,309)	(432)
Income taxes paid	(1,380)	(538)	(2,262)	(2,016)
Net cash flows used in operating activities	(53,732)	(24,010)	(187,536)	(63,718)
Cash flows from investing activities
Purchase of property and equipment	(3,023)	(334)	(8,378)	(1,477)
Proceeds from sale of property and equipment	1	33	3	83
Purchase of intangible assets	1	—	(18)	—
Interest received	485	950	3,096	3,483
Movement in other non-current assets	(642)	116	(1,219)	1,496
Movement in term deposits and other financial assets	112,682	12,038	194,305	63,039
Net cash flows (used in) / from investing activities	109,504	12,803	187,789	66,624
Cash flows from financing activities
Interest settled - financing	(3)	—	(8)	—
Payment of lease interest	(402)	(225)	(1,086)	(904)
Repayment of lease liabilities	(1,204)	(739)	(5,258)	(4,237)
Equity transaction costs	(57)	(9)	(57)	(21)
Proceeds from exercise of stock options	26	—	26	—
Net cash flows (used in) / from financing activities	(1,640)	(973)	(6,383)	(5,162)
Net (decrease)/increase in cash and cash equivalents	54,132	(12,180)	(6,130)	(2,256)
Effect of exchange rate changes on cash and cash equivalents	(3,631)	5,425	(6,692)	(15,038)
Cash and cash equivalents at the beginning of the period	53,767	61,040	117,090	71,579
Cash and cash equivalents at the end of the period	104,268	54,285	104,268	54,285

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Consumers, Quarterly Active Consumers, Orders and GMV. We define Annual Active Consumers Quarterly Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:
Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Consumers and Quarterly Active Consumers are useful indicators of the adoption of our offering by consumers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.
We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by consumers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based payment expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period. The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the nine months ended
(USD million)	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Loss for the period	(44.6)	(22.9)	(183.0)	(86.5)
Income tax expense	0.8	1.3	1.2	1.2
Net Finance costs / (income)	0.6	3.0	4.5	12.6
Depreciation and amortization	3.1	2.3	8.7	7.8
Share-based payment (income) / expense	(5.5)	1.3	10.6	3.6
Adjusted EBITDA	(45.5)	(14.9)	(158.0)	(61.3)

Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average foreign exchange rates for each month during 2022 and applying them to the corresponding months in 2023, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

The following table sets forth the constant currency data for selected metrics.

	For the three months ended
	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	September 30, 2022	September 30, 2023		September 30, 2023
Gross Profit(*)	32.4	25.1	(22.6)%	32.9	1.7%
Fulfillment expense(*)	(23.2)	(12.0)	(48.1)%	(15.1)	(35.0)%
Gross Profit after Fulfillment expense	9.2	13.1	41.9%	17.9	94.0%
Sales and Advertising expense	(16.4)	(4.3)	(73.6)%	(5.4)	(67.3)%
Technology and Content expense	(13.6)	(10.1)	(25.8)%	(10.1)	(25.8)%
G&A expense, excluding SBC(*)	(28.1)	(15.9)	(43.2)%	(18.9)	(32.7)%
Adjusted EBITDA	(45.5)	(14.9)	(67.2)%	(13.5)	(70.3)%
Operating Loss	(43.2)	(18.5)	(57.0)%	(17.7)	(59.0)%

GMV	240.7	181.0	(24.8)%	234.2	(2.7)%
TPV	66.6	48.1	(27.7)%	68.6	3.0%
TPV as % of GMV	27.7%	26.6%		29.3%
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(*) Restated 2022 figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘ and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. We have provided in appendix restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.

Restated metrics for historical quarters
Selected 2022 metrics have been restated to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘, and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’.
Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.

In USD million	Q1.2022	Q2.2022	Q3.2022	Q4.2022
Cost of Revenue - published data	(19.9)	(26.9)	(17.5)	(25.4)
Cost of Revenue - after reclassification	(20.3)	(27.4)	(18.1)	(25.6)

Gross Profit - published data	27.7	30.4	33.0	41.0
Gross Profit - after reclassification	27.2	29.9	32.4	40.8

Fulfillment expense - published data	(24.3)	(27.8)	(23.6)	(24.0)
Fulfillment expense - after reclassification	(24.1)	(27.7)	(23.2)	(23.9)

G&A excluding share-based compensation - published data	(30.1)	(26.6)	(28.3)	(37.1)
G&A excluding share-based compensation - after reclassification(*)	(29.9)	(26.3)	(28.1)	(33.3)
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(*) Reclassification includes the presentation of $3.2 million as part of a new P&L line, “Termination Benefits” totaling $3.7 million in the fourth quarter of 2022, see our Annual Report on Form 20-F for 2022.